SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-1
STATEMENT OF ELIGIBILITY AND QUALIFICATION
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
AMERICAN STOCK TRANSFER & TRUST COMPANY

(Exact name of trustee as specified in its charter)

New York	13-3439945
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

59 Maiden Lane
New York, New York	10038
(Address of trustee’s	(Zip Code)
principal executive offices)
TTM TECHNOLOGIES, INC.

(Exact name of obligor as specified in its charter)

Delaware	91-1033443
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

2630 South Harbor Boulevard
Santa Ana, California	92704
(Address of principal executive	(Zip Code)
offices)
Convertible Senior Notes due 2015

(Title of the Indenture Securities)

GENERAL
1.	General Information.

Furnish the following information as to the trustee:

a. Name and address of each examining or supervising authority to which it is subject.
New York State Banking Department, Albany, New York
b. Whether it is authorized to exercise corporate trust powers.
The Trustee is authorized to exercise corporate trust powers.
2.	Affiliations with Obligor and Underwriters.

If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3.	Voting Securities of the Trustee.

Furnish the following information as to each class of voting securities of the trustee:
As of April 30, 2008

COL. A	COL. B
Title of Class	Amount Outstanding
Common Shares — par value $600 per share.	1,000 shares
4.	Trusteeships under Other Indentures.

None.

5.	Interlocking Directorates and Similar Relationships with the Obligor or Underwriters.

None.

6.	Voting Securities of the Trustee Owned by the Obligor or its Officials.

None.

7.	Voting Securities of the Trustee Owned by Underwriters or their Officials.

None.

8.	Securities of the Obligor Owned or Held by the Trustee.

None.

9.	Securities of Underwriters Owned or Held by the Trustee.

None.

10.	Ownership or Holdings by the Trustee of Voting Securities of Certain Affiliates or Security Holders of the Obligor.

None.

11.	Ownership or Holdings by the Trustee of any Securities of a Person Owning 50 Percent or More of the Voting Securities of the Obligor.

None.

12.	Indebtedness of the Obligor to the Trustee.

None.

13.	Defaults by the Obligor.

None.

14.	Affiliations with the Underwriters.

None.

15.	Foreign Trustee.

Not applicable.

16.	List of Exhibits.

T-1.1 -	A copy of the Organization Certificate of American Stock Transfer & Trust Company, as amended to date — Exhibit A

T-1.4 -	A copy of the By-Laws of American Stock Transfer & Trust Company, as amended to date — Exhibit B

T-1.6 -	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 — Exhibit C

T-1.7 -	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority — Exhibit D
SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, American Stock Transfer & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 6th day of May, 2008.

AMERICAN STOCK TRANSFER
& TRUST COMPANY
Trustee

BY:	/s/ Herb Lemmer

Vice President